NEEDHAM & COMPANY, LLC
(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-33772

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 ___ AND ENDING 12/31/21 ___

MM/DD/YY ————————————— MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Needham & Company, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 Park Avenue, 10th Floor

(No. and Street)

New York	New York	10177-1099
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Fiordaliso	212-705-0363	rfiordaliso@needhamco.com
(Name)	(Area Code -- Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP

(Name – if individual, state last, first, and middle name)

4 Times Square 151 W 42nd Street, 19th Floor	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Prior, Jr. _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Needham & Company, LLC _____, as of December 31 _____, 21 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.







Signature:

Title:

Chief Executive Officer

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NEEDHAM & COMPANY, LLC
(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2021

Table of Contents

Page

Report of Independent Registered Public Accounting Firm

Financial Statements:


Report of Independent Registered Public Accounting Firm

To the member of Needham & Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Needham & Company, LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

New York, New York
February 28, 2022

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2021

Assets

Cash and cash equivalents	$	21,498,935
Receivable from clearing broker		28,937,883
Non-marketable securities, at fair value		1,000,000
Fees and concessions receivable		11,074,549
Receivables from Parent and affiliate		10,893,081
Operating Lease Right-of-Use Asset		7,190,090
Furniture, equipment, and leasehold improvements at cost (net of accumulated depreciation and amortization of $5,593,005)		4,237,106
Other assets		3,685,769
Total assets	$	88,517,413

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	7,125,281
Payable to Parent and Affiliate		16,264,408
Operating Lease Obligation		10,764,922
Income tax and deferred payable		107,278
Securities sold, not yet purchased, at fair value		27,590
Total liabilities		34,289,479
Commitments and Contingencies		
Member's equity		54,227,934
Total liabilities and member's equity	$	88,517,413

See accompanying notes to statement of financial condition.

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2021

(1) Organization and Description of Business

Needham & Company, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company provides a full range of investment banking and brokerage services to corporate clients. The Company is a market maker primarily in emerging growth stocks in the technology, healthcare, and consumer industries, and deals with institutional investors. The Company also underwrites securities in these industries, acting as both a lead underwriter as well as a member of syndicate groups.

The Company is a direct subsidiary of Needham Holdings, LLC, which is wholly owned by The Needham Group, Inc. (the Parent). Dividends to the Parent are paid through Needham Holdings, LLC and are required to conform to the applicable regulatory requirements.

Pursuant to agreements between the Company and its correspondent clearing broker, Pershing, LLC (the Clearing Broker), proprietary and customer securities transactions affected by the Company are introduced and cleared on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

The following is a summary of significant accounting policies:

(a) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Management believes that the estimates utilized in preparing its financial statements are reasonable. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents. The Company had no cash equivalents at December 31, 2021.

(c) Receivable from Clearing Broker

Receivable from clearing broker represents the amounts receivable in connection with the trading of proprietary positions and the commissions associated with customer securities transactions and other cash holdings.

(d) Securities Transactions

Securities owned, at fair value, and securities sold, not yet purchased, at fair value on the statement of financial condition consist of financial instruments carried at fair value with related unrealized gains and losses recognized in principal transactions on the statement of income. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

2 (Continued)

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2021

Fair values of the financial instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. To the extent certain financial instruments trade infrequently or are nonmarketable and, therefore, have little or no price transparency, the Company values these instruments based on management's estimates.

(e) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are reported at historical cost, net of accumulated depreciation or amortization. Depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful life of the improvement or the term of the underlying leases, which range from 5 to 12 years.

(f) Income Taxes

For U.S. federal, state, and local tax purposes, the Company is a single member limited liability company that has elected to be disregarded for income tax purposes. However, for financial accounting purposes, the Company recognizes taxes as if it files a separate tax return on a stand-alone basis, consistent with the liability method prescribed by Accounting Standards Codification (ASC) 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10, *Income Taxes*. ASC 740-10 requires recognition and measurement of a tax position taken that is more likely than not to be sustained, and provides guidance on derecognition, classification, interest and penalties, and disclosure.

(g) Accounting Developments

ASU 2019-12 – Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued ASU 2019-12, "Simplifying the Accounting for Income Taxes (Topic 740)". The amendments in this update are intended to simplify the accounting for income taxes by removing certain exceptions to U.S. GAAP. The amendments also improve consistent application of and simplify U.S. GAAP by modifying and/or revising the accounting for certain income tax transactions and by clarifying certain existing codification. The amendments in the update are effective for the Company for fiscal years and interim periods within those fiscal years beginning after December 15, 2020. The adoption of ASU 2019-12 did not have a material impact on the Company's financial statements since adopted on January 1, 2021.

(Continued)

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2021

(3) **Securities Owned and Securities Sold, Not Yet Purchased**

At December 31, 2021, securities owned and securities sold, but not yet purchased by the Company, consist of principally U.S. equity and debt securities.

All securities owned are pledged to the Clearing Broker on terms which permit the Clearing Broker to sell or re-pledge the securities to others subject to certain limitations.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected on the statement of financial condition.

(4) **Non-marketable securities**

At December 31, 2021, the Company owned an equity security in a private company which was obtained through and advisory transaction. This is a Level 3 asset under "ASC 820" fair value hierarchy.

(5) **Furniture, Equipment, and Leasehold Improvements**

Furniture, equipment, and leasehold improvements consisted of the following at December 31, 2021:

Computer equipment		$890,291
Furniture and equipment		996,519
Office machinery		908,281
Software		270,150
Leasehold improvements		6,764,870
	Total cost	9,830,111
Less accumulated depreciation and amortization		(5,593,005)
Total fixed assets, net		$4,237,106

(6) **Income Taxes**

The Company is a disregarded entity of the Parent which is a qualified subchapter S entity for federal state and local tax purposes. The Company computes its current and deferred tax provision on its stand-alone income using the Parent's apportionment factor on a modified separate company method.

Because the Parent is an S Corporation, the Parent's tax liability only relates to state and local taxes. Therefore, the effective tax rate is a result of state and local taxes. At December 31, 2021, there was a deferred tax asset of $128,478 primarily related to deferred rent expenses, which is included in other assets on the statement of financial condition and a deferred tax liability of $107,277 related to depreciation, which is reported in liabilities on the statement of financial condition. As it is more likely than not that the deferred

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2021

tax asset will be utilized in later years, no valuation allowance is recorded. There are no unrecognized tax benefits as of December 31, 2021.

(7) Compensation and Profit Sharing Plans

The Company maintains a 401(k) salary deferral and profit sharing plan covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employees' contributions up to a maximum of 50% of the first 6% of each employee contribution.

(8) Commitments and Contingencies

The Company has office space in New York, Massachusetts, California, Minnesota, Florida and Illinois. The Company has entered into operating leases, which also contain certain escalation clauses. At December 31, 2021, the expected future minimum lease payments under such leases are as follows:

2022	$2,290,071
2023	1,702,389
2024	1,664,343
2025	1,664,343
2026	1,664,343
2027 and thereafter	2,357,849
Total commitments and contingencies	11,343,338
Present value discount	(578,416)
Lease liability	$10,764,922

The Company has two additional operating leases for real estate of $7,444,790 which have not commenced as of December 31, 2021, and as such, have not been recognized on the company's statement of financial condition. These operating leases are expected to commence in 2022 with lease terms between 7 and 11 years.

The Company has two irrevocable letters of credit with a commercial bank supporting obligations under the Company's New York lease (expiring May 31, 2028), and Boston lease (expiring on April 30, 2022). Cash in the amounts of $1,401,273 and $128,578, respectively, has been set aside as collateral. Letters of credit are included in other assets on the statement of financial condition.

The Company, in the normal course of business, has been named as a defendant in various legal proceedings. Additionally, from time to time, the Company is involved in regulatory investigations. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, the Company does not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

(Continued)

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2021

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2021, and were subsequently settled had no material effect on the financial statements as of that date.

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2021, no amounts were recorded under such agreement as no loss is expected.

(9) Operating Leases

The Company has operating leases on a number of its branches and its main office in New York. The Company leases real estate with lease terms generally from 5 to 10 years, some of which have renewal options. As these extension options are not generally considered reasonably certain of renewal, they are not included in the lease term. The Company is not a lessee in any contracts classified as financing leases.

(in thousands)	December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities for operating leases	$2,875

	December 31, 2021
Weighted average remaining lease term (in years)	6.01
Weighted average discount rate	6.8%

(10) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or the amount determined in accordance with SEC market maker Rule 15c3-1(a)(4). At December 31, 2021, the Company had net capital of $23,333,292, which is $22,333,292 in excess of required net capital under the SEC market maker rule of $1,000,000. The Company is exempt from SEC Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2021

not carry customer accounts, nor does it hold customer securities or cash. Advances to affiliates, and other equity withdrawals, including dividends are subject to certain notification and other provisions of the Net Capital Rule and other regulatory bodies.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital. At December 31, 2021, the Company was in compliance with this requirement.

(11) Related-Party Transactions

The Company pays for certain expenses on behalf of the Parent and affiliate, which are reimbursed monthly. These include office space, office equipment and supplies, furniture, fixtures and leasehold improvements, utilities, printing and stationary, insurance, publications and subscriptions, payroll administration, benefits administration and other necessary human resource services, data processing and computer services, telecommunication technology, and other miscellaneous day-to-day operational and facilities related expenses. Amounts due to the Company from the Parent and affiliate related to these expenses are settled based on estimates each month. This estimated settlement is reconciled and adjusted, if necessary, once the final expense allocation is complete. At December 31, 2021, $10,893,081 was receivable from the Parent and affiliate.

At December 31, 2021, payables to Parent and affiliate primarily include amounts owed related to income taxes and accrued but unpaid expenses or dividends amounted to $16,264,408.

(12) Concentrations of Credit Risk

The Company conducts substantially all of its principal trading activities through the Clearing Broker based in the New York metropolitan area. At December 31, 2021, all marketable principal security positions were in the possession or control of its Clearing Broker. Significant credit exposure may result in the event that the Company's Clearing Broker is unable to fulfill its contractual obligations.

The Company's cash and cash equivalents are primarily held at three financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to private placements of securities and financial advisory services.

The economic uncertainty related to the outbreak of COVID-19 and the declaration of a pandemic by the World Health Organization in March 2020 has cast additional uncertainty on the assumptions used by management in making its judgements and estimates. In response to the economic conditions caused by the pandemic, governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize the economy. The duration and impact of the COVID-19 outbreak and the efficacy of the government central bank interventions is unknown at this time. Accordingly it is not possible to reliably estimate the length and severity of these developments and the impact that the COVID-19 pandemic will have on the financial results and condition of the Company in future periods.

(Continued)

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2021

(13) Fair Value Measurements

The fair value hierarchy under ASC 820, *Fair Value Measurements and Disclosures*, prioritizes the inputs to valuation techniques used to measure fair value. ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity's own unobservable inputs that are not corroborated by observable market data.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or where active markets do not exist, they may not have readily determinable fair values. In these instances, the Company estimates fair value using pricing models that utilize available information that management deems most relevant.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured.

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified:

Equity securities: Level 1 equity securities are valued based on closing market prices from the exchange where the security is traded. Level 3 equity securities are valued based on purchase price and adjusted for significant events that would impact overall value.

Debt instruments: Debt instruments are valued using inputs that are observable and significant to the fair value measurement, and are classified within Level 2.

Cash, receivables from clearing broker and fees and concessions receivable are recorded at amounts that approximate fair value due to their highly liquid nature and short-term maturity.

(Continued)

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2021

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations monthly.

The following table provides fair value information related to the Company's financial assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Assets:				
Equity securities	$ —	$ —	$ 1,000,000	$ 1,000,000
Total assets	$ —	—	1,000,000	$ 1,000,000
Liabilities:				
Equity securities	$ 27,590	—	—	$ 27,590
Total liabilities	$ 27,590	—	—	$ 27,590

There were no transfers between Level 1, Level 2 and Level 3 of the fair value hierarchy during the year ended December 31, 2021.

The following table summarizes acquisitions associated with Level 3 financial instruments during the year ended December 31, 2021:

	Equity Securities	Total
Acquisitions	$ 1,000,000	1,000,000

The following table provides quantitative information about our Level 3 fair value measurements of our investments as of December 31, 2021. In addition to the techniques and inputs noted in the table below, according to our valuation policy we may also use other valuation techniques and methodologies when determining our fair value measurements. The below table is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to our fair value measurements.

(Continued)

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2021

| | Fair Value as of December 31, 2021 | Quantitative Information about Level 3 Fair Value Measurements | | |
		Valuation Techniques/ Methodologies	Unobservable Input	Range (Weighted Average)
Equity	$ 1,000,000	Recent transaction price	N/A	N/A

(Continued)

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2021

(14) Subsequent Events

Events that occur after the date of the statement of financial condition but before the statement of financial condition was issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the date of the statement of financial condition are recognized in the accompanying statement of financial condition. Subsequent events which provide evidence about conditions that existed after the date of the statement of financial condition require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 28, 2022, and concluded that no subsequent events have occurred that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the member of Needham & Company, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Needham & Company, LLC stated that:

1. Needham & Company, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Needham & Company, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and Needham & Company LLC, stated that it met the identified exemption provisions throughout the most recent fiscal year without exception.

2. Needham & Company, LLC is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients throughout the most recent fiscal year; and

3. Needham & Company, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company;) (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Needham & Company, LLC's compliance with the exemption provisions and that the Company's other business activities were limited to: (1) effecting securities transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. Needham & Company, LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

RSM US LLP

New York, New York
February 28, 2022



Needham & Company, LLC 250 Park Avenue, 10ᵗʰ Floor New York, NY 10177-1099   (212) 371-8300

Needham & Company, LLC Exemption Report

Needham & Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c3-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c-3-3) throughout the most recent fiscal year without exception.

Needham & Company, LLC

I, John J. Prior Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Chief Executive Officer

February 28, 2022